EX-99.77C

A special meeting of the fund’s shareholders was held on June 19, 2009.  The results of votes taken among shareholders on the proposal before them are reported below.  Each vote reported represents a single share held on the record date for the meeting.

Issue: To approve a Plan of Reorganization for Security Cash Fund
Votes		Total Number of Shares Voted
For	Against/Abstentions
43,421,700	1,460,478	44,882,178